UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

MaxPoint Interactive, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

5777M 20 1

(CUSIP Number)

NINA C. LABATT

TRINITY VENTURES

2480 SAND HILL ROAD, SUITE 200

MENLO PARK, CALIFORNIA 94025

TELEPHONE: (650) 854-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 5777M 20 1	13D

1.	Name of Reporting Persons Trinity TVL X, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,537,392 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,537,392 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,537,392 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.7% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D is filed by Trinity TVL X, LLC (“Trinity TVL X”), TVL Management Corporation (“TVL Management”), Trinity Ventures X, L.P. (“Trinity X”), Trinity X Entrepreneurs’ Fund, L.P. (“Trinity EF X”), Trinity X Side-By-Side Fund, L.P. (“Trinity SBS X”), Lawrence K. Orr (“Orr”), Noel J. Fenton (“Fenton”), Patricia Nakache (“Nakache”), Ajay Chopra (“Chopra”), Karan Mehandru (“Mehandru”), Daniel Scholnick (“Scholnick”), and Nina C. Labatt (“Labatt” and, collectively with Trinity TVL X, TVL Management, Trinity X, Trinity EF X, Trinity SBS X, Orr, Fenton, Nakache, Chopra, Mehandru and Scholnick referred to herein as, the “Reporting Persons”). Trinity TVL X serves as the sole General Partner of Trinity X, Trinity EF X and Trinity SBS X. As such, Trinity TVL X possesses power to direct the voting and disposition of the shares owned by Trinity X, Trinity EF X and Trinity SBS X and may be deemed to have indirect beneficial ownership of the shares held by Trinity X, Trinity EF X and Trinity SBS X. Orr, Fenton, Nakache, Chopra, Mehandru, Scholnick and Labatt serve as Officers of TVL Management and Orr, Fenton, Nakache, Chopra, Mehandru, Scholnick, Labatt and TVL Management are Management Members of Trinity TVL X. As such, Orr, Fenton, Nakache, Chopra, Mehandru, Scholnick and Labatt share power to direct the voting and disposition of the shares owned by Trinity X, Trinity EF X and Trinity SBS X and may be deemed to have indirect beneficial ownership of the shares held by Trinity X, Trinity EF X and Trinity SBS X. Trinity TVL X, Orr, Fenton, Nakache, Chopra, Mehandru, Scholnick, Labatt and TVL Management own no securities of the Issuer directly. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 1,513,962 shares held by Trinity X, (ii) 14,751 shares held by Trinity EF X and (iii) 8,679 shares held by Trinity SBS X.
(3)	The percentage calculation is based on 6,765,859 shares of Common Stock outstanding as of August 24, 2017 (based on the representation by the Company in the Merger Agreement (as defined below)).

CUSIP No. 5777M 20 1	13D

1.	Name of Reporting Persons Trinity Ventures X, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,537,392 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,537,392 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,537,392 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.7% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 1,513,962 shares held by Trinity X, (ii) 14,751 shares held by Trinity EF X and (iii) 8,679 shares held by Trinity SBS X.
(3)	The percentage calculation is based on 6,765,859 shares of Common Stock outstanding as of August 24, 2017 (based on the representation by the Company in the Merger Agreement (as defined below)).

CUSIP No. 5777M 20 1	13D

1.	Name of Reporting Persons Trinity X Entrepreneurs’ Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,537,392 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,537,392 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,537,392 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.7% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 1,513,962 shares held by Trinity X, (ii) 14,751 shares held by Trinity EF X and (iii) 8,679 shares held by Trinity SBS X.
(3)	The percentage calculation is based on 6,765,859 shares of Common Stock outstanding as of August 24, 2017 (based on the representation by the Company in the Merger Agreement (as defined below)).

CUSIP No. 5777M 20 1	13D

1.	Name of Reporting Persons Trinity X Side-By-Side Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,537,392 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,537,392 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,537,392 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.7% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 1,513,962 shares held by Trinity X, (ii) 14,751 shares held by Trinity EF X and (iii) 8,679 shares held by Trinity SBS X.
(3)	The percentage calculation is based on 6,765,859 shares of Common Stock outstanding as of August 24, 2017 (based on the representation by the Company in the Merger Agreement (as defined below)).

CUSIP No. 5777M 20 1	13D

1.	Name of Reporting Persons TVL Management Corporation
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,537,392 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,537,392 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,537,392 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.7% (3)
14.	Type of Reporting Person (see instructions) CO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 1,513,962 shares held by Trinity X, (ii) 14,751 shares held by Trinity EF X and (iii) 8,679 shares held by Trinity SBS X.
(3)	The percentage calculation is based on 6,765,859 shares of Common Stock outstanding as of August 24, 2017 (based on the representation by the Company in the Merger Agreement (as defined below)).

CUSIP No. 5777M 20 1	13D

1.	Name of Reporting Persons Lawrence K. Orr
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,537,392 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,537,392 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,537,392 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.7% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 1,513,962 shares held by Trinity X, (ii) 14,751 shares held by Trinity EF X and (iii) 8,679 shares held by Trinity SBS X.
(3)	The percentage calculation is based on 6,765,859 shares of Common Stock outstanding as of August 24, 2017 (based on the representation by the Company in the Merger Agreement (as defined below)).

CUSIP No. 5777M 20 1	13D

1.	Name of Reporting Persons Noel J. Fenton
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,537,392 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,537,392 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,537,392 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.7% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 1,513,962 shares held by Trinity X, (ii) 14,751 shares held by Trinity EF X and (iii) 8,679 shares held by Trinity SBS X.
(3)	The percentage calculation is based on 6,765,859 shares of Common Stock outstanding as of August 24, 2017 (based on the representation by the Company in the Merger Agreement (as defined below)).

CUSIP No. 5777M 20 1	13D

1.	Name of Reporting Persons Patricia Nakache
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,537,392 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,537,392 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,537,392 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.7% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 1,513,962 shares held by Trinity X, (ii) 14,751 shares held by Trinity EF X and (iii) 8,679 shares held by Trinity SBS X.
(3)	The percentage calculation is based on 6,765,859 shares of Common Stock outstanding as of August 24, 2017 (based on the representation by the Company in the Merger Agreement (as defined below)).

CUSIP No. 5777M 20 1	13D

1.	Name of Reporting Persons Ajay Chopra
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,537,392 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,537,392 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,537,392 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.7% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 1,513,962 shares held by Trinity X, (ii) 14,751 shares held by Trinity EF X and (iii) 8,679 shares held by Trinity SBS X.
(3)	The percentage calculation is based on 6,765,859 shares of Common Stock outstanding as of August 24, 2017 (based on the representation by the Company in the Merger Agreement (as defined below)).

CUSIP No. 5777M 20 1	13D

1.	Name of Reporting Persons Karan Mehandru
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,537,392 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,537,392 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,537,392 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.7% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 1,513,962 shares held by Trinity X, (ii) 14,751 shares held by Trinity EF X and (iii) 8,679 shares held by Trinity SBS X.
(3)	The percentage calculation is based on 6,765,859 shares of Common Stock outstanding as of August 24, 2017 (based on the representation by the Company in the Merger Agreement (as defined below)).

CUSIP No. 5777M 20 1	13D

1.	Name of Reporting Persons Daniel Scholnick
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,537,392 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,537,392 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,537,392 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.7% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 1,513,962 shares held by Trinity X, (ii) 14,751 shares held by Trinity EF X and (iii) 8,679 shares held by Trinity SBS X.
(3)	The percentage calculation is based on 6,765,859 shares of Common Stock outstanding as of August 24, 2017 (based on the representation by the Company in the Merger Agreement (as defined below)).

CUSIP No. 5777M 20 1	13D

1.	Name of Reporting Persons Nina C. Labatt
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,537,392 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,537,392 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,537,392 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.7% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 1,513,962 shares held by Trinity X, (ii) 14,751 shares held by Trinity EF X and (iii) 8,679 shares held by Trinity SBS X.
(3)	The percentage calculation is based on 6,765,859 shares of Common Stock outstanding as of August 24, 2017 (based on the representation by the Company in the Merger Agreement (as defined below)).

Explanatory Note

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Schedule 13D is being filed by the Reporting Persons (as defined below) to report the acquisition of shares of Common Stock (as defined below) of the Issuer (as defined below) on August 27, 2017 as described in Item 3 below.

Item 1. Security and Issuer

(a) This statement on Schedule 13D relates to the common stock (“Common Stock”) of MaxPoint Interactive, Inc., a Delaware corporation (the “Company”).

(b) The principal executive offices of the Issuer are located at 3020 Carrington Mill Blvd., Suite 300, Morrisville, North Carolina 27560.

Item 2. Identity and Background

(a) The persons and entities filing this statement are Trinity TVL X, LLC (“Trinity TVL X”), Trinity Ventures X, L.P. (“Trinity X”), Trinity X Entrepreneurs’ Fund, L.P. (“Trinity EF X”), Trinity X Side-By-Side Fund, L.P. (“Trinity SBS X”), TVL Management Corporation (“TVL Management,” together with Trinity TVL X, Trinity X, Trinity EF X and Trinity SBS X, collectively, the “Trinity Entities”) and Lawrence K. Orr (“Orr”), Noel J. Fenton (“Fenton”), Patricia Nakache (“Nakache”), Ajay Chopra (“Chopra”), Karan Mehandru (“Mehandru”), Daniel Scholnick (“Scholnick”) and Nina C. Labatt (“Labatt” and, together with the Trinity Entities and Orr, Fenton, Nakache, Chopra, Mehandru and Scholnick, the “Reporting Persons”).

(b) The address of the principal place of business of each of the Reporting Persons is 2480 Sand Hill Road, Suite 200, Menlo Park, California 94025.

(c) The principal business of each of the Reporting Persons is the venture capital investment business.

(d) During the last five years, none of the Reporting Persons or the Listed Persons (as defined below) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor the Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Orr, Fenton, Nakache, Chopra, Scholnick and Labatt are citizens of the United States of America. Mehandru is a citizen of Canada. TVL Management is a California corporation. Trinity TVL X, Trinity X, Trinity EF X and Trinity SBS X are Delaware limited partnerships or limited liability companies.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling Trinity TVL X and TVL Management (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

Merger Agreement

On August 27, 2017, the Company entered into an Agreement and Plan of Merger with Harland Clarke Holdings Corp. (“Parent”) and Mercury Merger Sub, Inc. (“Purchaser”) (the “Merger Agreement”). The Merger Agreement provides that, subject to the terms of the Merger Agreement, Purchaser will commence a tender offer (the “Offer”) to purchase all of the outstanding shares of the Company’s common stock, $0.00005 par value per share, at a price of $13.86 per share (the “Offer Price”) net to the Company’s stockholders in cash, less any withholding taxes. The Company’s board of directors has unanimously approved, and determined to recommend that the stockholders of the Company accept, the Offer.

Parent and Purchaser have agreed to commence the Offer as promptly as practicable, but no later than September 11, 2017 or such other date as the parties may agree. The consummation of the Offer will be conditioned on (i) there having been validly tendered and not validly withdrawn shares that represent a majority of the total number of shares issued and outstanding at the time of the expiration of the Offer, (ii) expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the Merger Agreement not having been terminated in accordance with its terms and (iv) other customary conditions contained on Annex A to the Merger Agreement.

Following the consummation of the Offer, the parties have agreed that, following the satisfaction or waiver of the other conditions to the closing of the merger, Parent shall execute a “short-form” merger (the “Merger”) pursuant to Section 251(h) of the Delaware General Corporation Law, which will not require any vote or consent of the Company’s stockholders. As a result of the Merger, each issued and outstanding share of the Company’s common stock (other than shares of Company common stock held by Parent and its subsidiaries or held by the Company, or held by stockholders who are entitled to exercise, and who properly exercise, appraisal rights) that is not tendered pursuant to the Offer will be converted into the right to receive an amount in cash equal to the Offer Price on the terms and conditions set forth in the Merger Agreement. Following the effective time of the Merger (the “Effective Time”), the separate corporate existence of Purchaser shall cease, and the Company shall continue as the surviving corporation in the Merger and become an indirect subsidiary of Parent.

The Merger Agreement contains representations, warranties and covenants of the parties customary for a transaction of this type, including, among other things, a covenant of the Company not to solicit alternative transactions or to provide information or enter into discussions in connection with alternative transactions, subject to certain exceptions to allow the Company’s board of directors to exercise its fiduciary duties.

The members of the board of directors of the Purchaser immediately prior to the Effective Time shall be the initial directors of the surviving corporation and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the surviving corporation.

At the Effective Time, the certificate of incorporation and the bylaws of the surviving corporation shall be amended and restated to conform to the certificate of incorporation and the bylaws of the Purchaser as in effect immediately prior to the Effective Time.

Each party to the Merger Agreement further agreed to cooperate in taking actions necessary to (i) delist the Common Stock from the Nasdaq Stock Market LLC and (ii) to terminate the registration of the Common Stock under the Exchange Act.

The Merger Agreement may be terminated under certain circumstances, including in specified circumstances in connection with superior proposals. Upon the termination of the Merger Agreement, under specified circumstances, the Company will be required to pay Parent, or its designee, a termination fee of $3,864,000.

In the event the conditions to consummating the Offer have been met on the date the Offer would otherwise expire and Purchaser does not accept for payment and pay for the tendered shares as a result of Parent not having received the full amount of Parent’s debt financing, the Company may terminate the Merger Agreement and Parent shall be required to pay the Company a termination fee equal to $5,313,000.

Assuming the satisfaction of applicable conditions, the parties expect the transaction to close in the fourth quarter of 2017.

The foregoing summary of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is attached as Exhibit 1 to this report and is incorporated herein by reference. The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company, Parent, Purchaser or their affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of that agreement and as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, and may be subject to limitations agreed upon by the parties, including being qualified by information in a confidential disclosure schedule that the parties have exchanged in connection with signing the Merger Agreement and made for the purposes of allocating contractual risk among the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts at the time they were made or otherwise. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Tender and Support Agreement

In connection with the Offer and Merger, and concurrently with entering into the Merger Agreement, Parent and Purchaser entered into a Tender and Support Agreement, dated as of August 27, 2017 (the “Support Agreement”), with Trinity X, Trinity EF X, Trinity SBS X, Trinity TVL X, TVL Management, Madrona Venture Fund IV, LP, Madrona Venture Fund IV-A, LP, Madrona Investment Partners IV, LP, Madrona IV General Partner, LLC and Joseph Epperson (each, a “Supporting Stockholder”), solely in their respective capacities as stockholders of the Company and severally and not jointly. The Support Agreement obligates each Supporting Stockholder to tender their Shares in the Offer and otherwise support the transactions contemplated by the Merger Agreement.

The Support Agreement terminates automatically upon the first to occur of (i) the Merger Agreement is terminated in accordance with its terms, (ii) upon the closing of the Merger, (iii) the consummation of the Offer, (iv) the date of any material modification, waiver or amendment to any provision of the Merger Agreement that reduces the amount or changes the form or, subject to certain exceptions, timing of the consideration payable to Company stockholders under the Merger Agreement and (v) the mutual written consent of Parent, Purchaser and the Supporting Stockholders. In addition, in the event the Company terminates the Merger Agreement to enter into a Superior Proposal (as defined in the Merger Agreement) and consummates such Superior Proposal, each Supporting Stockholder shall pay to Parent 40% of the incremental difference between the price per share paid under the Merger Agreement and under the Superior Proposal.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is attached hereto as Exhibit 2 and is incorporated herein by reference.

Additional Information

This Schedule 13D is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Common Stock described in this Schedule 13D has not yet commenced. At the time the planned offer is commenced Purchaser will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Those materials will be made available to the Company’s security holders for free. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

Except as set forth or incorporated by reference in this Schedule 13D, the Reporting Persons have no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)(b) The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this Statement on Schedule 13D is provided as of the date of this filing:

Reporting Persons	Shares Held Directly (1)	Sole Voting Power (1)	Shared Voting Power (1)	Sole Dispositive Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (3)
Trinity X	1,513,962	0	1,537,392	0	1,537,392	1,537,392	22.7%
Trinity EF X	14,751	0	1,537,392	0	1,537,392	1,537,392	22.7%
Trinity SBS X	8,679	0	1,537,392	0	1,537,392	1,537,392	22.7%
Trinity TVL X (2)	0	0	1,537,392	0	1,537,392	1,537,392	22.7%
TVL Management (2)	0	0	1,537,392	0	1,537,392	1,537,392	22.7%
Orr (2)	0	0	1,537,392	0	1,537,392	1,537,392	22.7%
Fenton (2)	0	0	1,537,392	0	1,537,392	1,537,392	22.7%
Nakache (2)	0	0	1,537,392	0	1,537,392	1,537,392	22.7%
Chopra (2)	0	0	1,537,392	0	1,537,392	1,537,392	22.7%
Mehandru (2)	0	0	1,537,392	0	1,537,392	1,537,392	22.7%
Scholnick (2)	0	0	1,537,392	0	1,537,392	1,537,392	22.7%
Labatt (2)	0	0	1,537,392	0	1,537,392	1,537,392	22.7%

(1)	Represents the number of shares of Common Stock currently underlying all Securities held by the Reporting Persons.
(2)	Trinity TVL X is the general partner of Trinity X, Trinity EF X and Trinity SBS X and has sole voting and investment power with respect to the shares held by Trinity X, Trinity EF X and Trinity SBS X. Orr, Fenton, Nakache, Chopra, Mehandru, Scholnick, Labatt and TVL Management are management members of Trinity TVL X and may be deemed to share voting and investment power over the shares owned by Trinity X, Trinity EF X and Trinity SBS X. Trinity TVL X, Orr, Fenton, Nakache, Chopra, Mehandru, Scholnick, Labatt and TVL Management own no securities of the Issuer directly.
(3)	The percentage calculation is based on 6,765,859 shares of Common Stock outstanding as of August 24, 2017 (based on the representation by the Company in the Merger Agreement).

(c) Except as set forth in Item 4 above, no Reporting Person has effected any transaction in the Common Stock during the past 60 days.

(d) Except as set forth in Item 4 above, no person is known to have the right to receive dividends from, or the proceeds from, the sale of shares identified pursuant to Item 1.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. Other than the Merger Agreement and the Support Agreement described above, to the best of the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person, with respect to the securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

1	Agreement and Plan of Merger among Harland Clarke Holdings Corp., Mercury Merger Sub, Inc. and MaxPoint Interactive, Inc. dated August 27, 2017 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on August 28, 2017).

2	Tender and Support Agreement, dated as of August 27, 2017, by and among Harland Clarke Holdings Corp., Mercury Merger Sub, Inc. and certain stockholders of MaxPoint, Interactive, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on August 28, 2017).

3	Agreement regarding filing of joint Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	September 6, 2017

TRINITY TVL X, LLC

By:	/s/ Nina C. Labatt
Nina C. Labatt, Management Member

TRINITY VENTURES X, L.P.
By its General Partner, Trinity TVL X, LLC

By:	/s/ Nina C. Labatt
Nina C. Labatt, Management Member

TRINITY X ENTREPRENEURS’ FUND, L.P.
By its General Partner, Trinity TVL X, LLC

By:	/s/ Nina C. Labatt
Nina C. Labatt, Management Member

TRINITY X SIDE-BY-SIDE FUND, L.P.
By its General Partner, Trinity TVL X, LLC

By:	/s/ Nina C. Labatt
Nina C. Labatt, Management Member

TVL MANAGEMENT CORPORATION

By:	/s/ Nina C. Labatt
Nina C. Labatt, its Chief Financial Officer

/s/ Lawrence K. Orr
Lawrence K. Orr

/s/ Noel J. Fenton
Noel J. Fenton

/s/ Patricia Nakache
Patricia Nakache

/s/ Ajay Chopra
Ajay Chopra

/s/ Karan Mehandru
Karan Mehandru

/s/ Daniel Scholnick
Daniel Scholnick

/s/ Nina C. Labatt
Nina C. Labatt

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE I

Managing Members:

Lawrence K. Orr

c/o Trinity Ventures

2480 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation:

Management Member of Trinity TVL X, which serves as the sole general partner to Trinity X, Trinity EF X and Trinity SBS X.

Citizenship:

United States of America

Noel J. Fenton

c/o Trinity Ventures

2480 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation:

Management Member of Trinity TVL X, which serves as the sole general partner to Trinity X, Trinity EF X and Trinity SBS X.

Citizenship:

United States of America

Patricia Nakache

c/o Trinity Ventures

2480 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation:

Management Member of Trinity TVL X, which serves as the sole general partner to Trinity X, Trinity EF X and Trinity SBS X.

Citizenship:

United States of America

Ajay Chopra

c/o Trinity Ventures

2480 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation:

Management Member of Trinity TVL X, which serves as the sole general partner to Trinity X, Trinity EF X and Trinity SBS X.

Citizenship:

United States of America

Karan Mehandru

c/o Trinity Ventures

2480 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation:

Management Member of Trinity TVL X, which serves as the sole general partner to Trinity X, Trinity EF X and Trinity SBS X.

Citizenship:

Canada

Daniel Scholnick

c/o Trinity Ventures

2480 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation:

Management Member of Trinity TVL X, which serves as the sole general partner to Trinity X, Trinity EF X and Trinity SBS X.

Citizenship:

United States of America

Nina C. Labatt

c/o Trinity Ventures

2480 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation:

Management Member of Trinity TVL X, which serves as the sole general partner to Trinity X, Trinity EF X and Trinity SBS X.

Citizenship:

United States of America

EXHIBIT INDEX

1	Agreement and Plan of Merger among Harland Clarke Holdings Corp., Mercury Merger Sub, Inc. and MaxPoint Interactive, Inc. dated August 27, 2017 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on August 28, 2017).

2	Tender and Support Agreement, dated as of August 27, 2017, by and among Harland Clarke Holdings Corp., Mercury Merger Sub, Inc. and certain stockholders of MaxPoint, Interactive, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on August 28, 2017).

3	Agreement regarding filing of joint Schedule 13D.